

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05002741

January 26, 2005

Joseph Lunin
Pitney Hardin LLP
P.O. Box 1945
Morristown, NJ 07962-1945

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2005

Re: Hudson United Bancorp
Incoming letter dated December 15, 2004

Dear Mr. Lunin:

This is in response to your letter dated December 15, 2004 concerning the shareholder proposal submitted to Hudson by G.M. Morin. We also have received a letter from the proponent dated December 26, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: G.M. Morin
1050 Cumbermeade Road
Fort Lee, NJ 07024

JOSEPH LUNIN

DIRECT DIAL NUMBER
973-966-8200

E-MAIL
JLUNIN@PITNEYHARDIN.COM

PITNEY HARDIN LLP

(MAIL TO)
P.O. BOX 1945
MORRISTOWN, NEW JERSEY 07962-1945

(DELIVERY TO)
200 CAMPUS DRIVE
FLORHAM PARK, NEW JERSEY 07932-0950
(973) 966-6300
FACSIMILE (973) 966-1015

NEW YORK, NEW YORK
(212) 297-5800
FACSIMILE (212) 916-2940

BRUSSELS, BELGIUM
32-02-514-54-19
FACSIMILE 32-02-514-16-59

December 15, 2004

VIA UPS Overnight Delivery

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Rule
14a-8(j)
14a-8(i)(4)
14a-8(i)(2)
14a-8(i)(3)
14a-8(i)(7)

Re: Shareholder Proposal of Gaspar Morin

On behalf of Hudson United Bancorp ("Hudson") and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to a shareholder proposal (the "Proposal") submitted by Gaspar Morin (the "Proponent") for inclusion in Hudson's proxy materials to be distributed in connection with its 2005 Annual Meeting of Shareholders. We request the confirmation of the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") that it will not recommend enforcement action if Hudson omits the Proposal from its 2005 proxy materials for the reasons set forth in this letter. To the extent that such reasons are based on matters of New Jersey law, this letter also constitutes the opinion of counsel required by Rule 14a-8(j)(2)(iii). We are admitted to practice law in New Jersey.

We have enclosed six copies of this letter and the Proposal. A copy of this letter is also concurrently being sent to the Proponent as notice of Hudson's intention to omit the Proposal from its proxy materials.

The Proposal consists of:

(a) one whereas clause which expresses a claim of excessive cash and retirement awards far exceeding the performance of Hudson executives;

(b) a resolution which specifically requests that Hudson rescind all contracts and severance/termination agreements without compensation, as follows:

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation; and

(c) a statement in support of the Proposal.

A copy of the Proposal, the Proponent's statement in support of the Proposal, the Proponent's cover letter to Hudson, and a letter of stock ownership are attached as Exhibit A to this letter.

I. Background

The Proponent's brother Diodato Morin ("Diodato") and Diodato's wife, Frances Morin ("Frances"), initiated litigation in New Jersey state court against Washington Savings Bank ("WSB") in 1991, alleging that Diodato had been discharged in 1990 "without reason or cause" from his job as Vice President of WSB. Frances sought damages based on her alleged deprivation of the "the services, society, and consortium of her husband" and on an anticipated long period of future deprivation. WSB asserted a counterclaim alleging that homes owned by Diodato, his wife, and his wife's parents were sold to persons affiliated with a group of borrowers from WSB for amounts that were far in excess of the properties' true values, and that Diodato, in his capacity as a senior officer at WSB, reviewed, recommended approval, and approved loans to that group of buyers knowing that the applications contained false or misleading information. WSB incurred losses in excess of $1 million because of these loans. Diodato is alleged to have lied in a questionnaire given to him by WSB, in which he allegedly falsely stated that neither he, nor members of his immediate family, engaged in personal financial transactions with a borrower from WSB within a certain time frame.

After commencement of the state court litigation, WSB was acquired by Hudson. Diodato and Frances subsequently filed for bankruptcy. The claims from the state court litigation were consolidated in the bankruptcy court, along with a proceeding brought by Hudson to challenge the Morins' right to a bankruptcy discharge. The Morins' state court claims were dismissed with prejudice by the bankruptcy court on November 15, 2004, but the bankruptcy case has not yet been closed and the Morins have yet to receive a discharge.

The Proponent submitted a proposal to Hudson in 2001 that was rejected because he only owned three common shares of Hudson, which was insufficient under Rule 14a-8(b). The Proponent subsequently acquired the necessary minimum number of shares so that he could submit yet another proposal to Hudson in 2002 (the "2003 Proposal"), thus suggesting that his primary purpose of purchasing shares was to permit him to continue to make proposals to harass

Hudson. By letter dated January 24, 2003, the Division informed Hudson that it would not recommend enforcement action to the Commission if Hudson omitted the 2003 Proposal from Hudson's proxy materials.

Although the claim against WSB, later Hudson, was a claim asserted by Diodato and Frances, the Proponent, inserted himself into the litigation by taking control of, and managing, the litigation, and by being the spokesman for Diodato and Frances in settlement discussions. The Proposal, like the 2003 proposal, appears to have been submitted as a nuisance, in retaliation for a dismissal of the claims discussed above.

During litigation settlement discussions, counsel for Diodato and Frances raised the possibility of the Proponent agreeing to refrain from any requests or allegations relating to Hudson, such as the 2003 Proposal and the disposition of all the stock of Hudson owned by them. A proposal set forth in a written settlement agreement prepared by counsel for Diodato and Frances included specific provisions relating to the Proponent. The Proponent would have been a signatory to the proposal.

The Proponent submitted the Proposal to Hudson on November 15, 2004, the date that the litigation discussed above was dismissed with prejudice by the bankruptcy court. Although the Morins' litigation was dismissed, the dismissal is not yet final in that there remains time for an appeal. The bankruptcy is also not yet final in that claims are to be submitted in the future. Accordingly, the Morins' litigation and bankruptcy are moving along but are not over. The Proposal does not appear to be grounded in good faith concerns about Hudson that would interest other shareholders, but rather an effort to harass Hudson and to try to gain leverage with respect to the claims discussed above that have not yet been discharged by the bankruptcy court.

II. Statement of Reasons Supporting Exclusion

Hudson believes that the Proposal may properly be excluded from its 2005 proxy materials under Rule 14a-8 for the reasons set forth below.

A. *The Proposal is improper because it relates to a personal grievance - Rule 14a-8(i)(4)*

Under Rule 14a-8(i)(4) a corporation may exclude a proposal that "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [a proponent], or to further a personal interest, which is not shared by the other shareholders at large." Even where a proposal has been drafted in such a way that it appears to address issues of potential interest to other shareholders, the Division may nevertheless permit exclusion of a proposal if the facts make clear that it was submitted with the purpose of furthering the proponent's personal interest or redressing a personal grievance. *See Release No. 34-19135* (Oct. 14, 1982).

The Proponent, in his prior proposals, had a financial interest in the outcome of the litigation discussed above. Because Diodato's prospects for winning his case seemed low and the Proponent's chances of recovering in Diodato's lawsuit were even lower, the Proponent apparently believed that he had much to gain by offering to withdraw his earlier proposals in exchange for a settlement of Diodato's lawsuit. Indeed, in the context of previous settlement negotiations, the Proponent offered to withdraw his earlier proposals and not to submit them again in the future, which demonstrated that achieving the substance of the Proposal was not his primary interest. The Proponent decided to submit the Proposal as of November 15, 2004, which happens to be the exact date that the litigation discussed above was dismissed. It appears that the Proponent is now seeking to "punish" Hudson in response to the court's dismissal of Diodato's lawsuit.

It should be noted that, because in 2002 the Proponent acquired the requisite number of shares to submit his 2003 Proposal, it is likely that his primary purpose at that time was to compel Hudson to settle Diodato's lawsuit rather than to change a corporate policy that concerns other shareholders. Now that the litigation has been dismissed, it appears that the Proponent is continuing his personal vendetta against Hudson by submitting proposals designed to seek personal retribution against Hudson's management. In light of these facts, Hudson strongly believes that the Proponent has submitted his proposal for the sole purpose of harassing Hudson.

As further evidence of the Proponent's personal vendetta against Hudson, the Proponent includes as the third paragraph of his supporting statement an almost identical paragraph to one contained in the 2003 Proposal. The inclusion of this paragraph in the Proposal paragraph bears no relationship to the apparent objective of the Proposal and seems designed as an attempt to impugn management with respect to a matter over which Hudson management has no control.

If the Division advises that because the Proposal derives from the Proponent's personal interest, it will not recommend enforcement action if Hudson omits the Proposal, we request that the Division allow Hudson to exclude any similar proposals that the Proponent, Diodato or Frances submit in the future. The Division has granted such requests in the past. *See Exxon Mobil Corp.* (Mar. 5, 2001). Because the Proponent's goal appears to be to harass Hudson, it seems likely that if the Proposal is excluded the Proponent will continue to submit proposals. If the Division permits Hudson to apply the Division's advice against enforcement to future proposals, the use of the proxy proposal mechanism would no longer be available to the Proponent in his efforts to harass Hudson.

B. ***The Proposal is improper because, if implemented, it would violate New Jersey law - Rule 14a-8(i)(2)***

Pursuant to Rule 14a-8(i)(2), a corporation may omit a proposal which, if implemented, would cause the company to violate any state, federal or foreign law to which it is subject. The Proposal seeks to rescind "all contracts and severance/termination agreements without compensation." It is axiomatic that a party to a contract is bound by its terms. *See Spring Motors Distributors, Inc. v. Ford Motor Co.*, 98 N.J. 555, 579 (1985) (a contractual duty arises from society's interest in performance of promises). A party who breaches a contract without sufficient legal cause shall be liable for damages. *See First Nat. State Bank of New Jersey v. Commonwealth Fed. Sav. and Loan Ass'n of Norristown*, 610 F.2d 164, 174 (3rd Cir. 1979) (holding that object of remedy for breach of contract is to make aggrieved party whole). Hudson has entered into arms-length transactions with certain members of its management to provide for severance benefits in the event that such persons are no longer in the employ of Hudson. There has been no evidence of fraud or unclean hands which would allow such agreements to be legally rescinded.

The Proponent refers to non-enforceability of severance arrangements entered into by Hudson's subsidiary, a bank. While bank officers are at-will employees and termination of employment provisions in bank officer's contracts are unenforceable under The New Jersey Banking Act of 1948 (the "Bank Act"), the severance agreements between Hudson and its officers are not subject to the Bank Act but instead are subject to the New Jersey Business Corporation Act (the "Act"). Unlike the Bank Act, Section 14A:6-16 of the Act provides that the removal of an officer is "without prejudice to his contract rights, if any."

Thus, the Proposal seeks to compel Hudson to intentionally breach all "contracts" and "severance/termination agreements" without any justification. Such action by Hudson would violate New Jersey general contract law and New Jersey common law.

C. ***The Proposal is improper because it is vague and misleading - Rule 14a-8(i)(3)***

Pursuant to Rule 14a-8(i)(3), a corporation may exclude a proposal that is contrary to any of the Securities Exchange Commission's proxy rules, including Rule 14a-9, which states that "[n]o solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

A shareholder proposal may be excluded when it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal required." *See Philadelphia Elec. Co.* (July 30, 1992); *Bristol-Myers Squibb Co.* (Feb. 1, 1999) (proposal excludable because its vagueness, in requesting that the company adopt certain policies relating to product testing, would prevent shareholders from understanding the meaning of the request or the consequences of its implementation).

The Proposal is misleading to shareholders because many of its substantive terms are inherently vague and indefinite, which, if adopted, would not permit Hudson, or its shareholders, to determine with any reasonable certainty what particular action was required to be taken. For example, it is unclear whether the Proponent is advocating the rescission of all contracts to which Hudson is a party or just severance and/or termination agreements. The resolution does not refer to particular contracts and the supporting statement refers to "executive contracts and severance agreements." A shareholder would not be able to determine which contracts the Proponent is advocating to terminate. The Proposal would require Hudson to rescind certain unidentifiable contracts, along with all severance/termination agreements, "without compensation," but the meaning of "without compensation" is also unclear. The Proposal is not clear as to whether "without compensation" means without any payment from Hudson for such termination or just cessation of employment related payments?

The Proposal contains a statement which is false or misleading with respect to material facts. The supporting statement declares that "executives with contracts and severance arrangements are at-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability." The contracts are however, with Hudson, not its subsidiary bank. There is no exemption from New Jersey contract law that would enable Hudson to terminate these agreements without incurring contractual liability, therefore, the Proponent's claim that Hudson does not have to honor such contracts are materially false and misleading.

Hudson's unilateral termination or rescission of an agreement would violate New Jersey law and subject Hudson to breach of contract actions brought by the other parties to the agreements that would likely result in damages to Hudson in excess of the amounts payable under the agreements. Breaching all of its agreements would in all likelihood threaten Hudson's continuation in business. Thus, it is misleading for shareholders to vote on rescinding contracts "without compensation" when the shareholders would not know which contracts would be rescinded and any such rescission would most likely lead to a payment of damages by Hudson to the non-breaching parties.

D. ***The Proposal is improper because it relates to Hudson's ordinary business operations - Rule 14a-8(i)(7)***

Rule 14a-8(i)(7) permits exclusion of shareholder proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations."

The Division has acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual shareholders meeting." *See Release No.* 34-40018 (May 21, 1998). As stated in that Release, "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, such as proposals relating to the hiring, promotion and termination of employees and general management of the workforce.

Absent a valid restriction on the discretion or powers of the board in the certificate of incorporation, the board of directors is solely responsible for the management of the corporation. *See* Section 14A:6-1 of the Act; *Madsen v. Burns Bros.*, 108 N.J. Eq. 275, 281 (N.J. Ch. 1931); *Elevator Supplies Co., Inc. v. Wylde*, 106 N.J. Eq. 163, 166 (N.J. Ch. 1930). The authority of the directors in the conduct of the business of the corporation must be regarded as absolute when they act within the law. *Id.* at 164. Under New Jersey law, directors have the discretionary power to employ, fix compensation, and generally to use legitimate ends and means to retain employees or induce them to continue in the corporation's service and in such matters the honest exercise of business judgment is controlling. *Eliasberg v. Standard Oil Co.*, 23 N.J. Super. 431, 440 (1952), *aff'd.*, 12 N.J. 467 (1953); *Riddle v. Mary A. Riddle Co.*, 142 N.J. Eq. 147, 150 (N.J. Ch. 1948).

In New Jersey, questions of management, adequacy of consideration (to the extent that it is not grossly disproportionate), and use of corporate funds to advance corporate interest are "left solely to the honest decision of the directors if their powers are without limitation and free from restraint," because any other policy would "substitute the judgment and discretion of others in place of those determined on by the scheme of incorporation." *See Eliasberg*, 23 N.J. Super. at 441 (citing *Ellerman v. Chicago Junction Railways, etc.*, 49 N.J. Eq. 217, 232 (N.J. Ch. 1891)).

We have reviewed the certificate of incorporation of Hudson. It does not contain any provision granting to the shareholders the right to limit the discretion or power of the board of directors. Because it is the duty of the board of directors, in managing the affairs of Hudson, to determine the contractual relationships of Hudson, the Proposal would be invalid because it would restrict the discretion or power of the board without an authorizing provision in Hudson's certificate of incorporation.

Hudson believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7), which permits exclusion of proposals dealing with matters relating to the conduct of a registrant's "ordinary business operations." The Division has defined this exclusion to include proposals relating to "general compensation issues." *See Caterpillar, Inc.* (February 13, 1992). However, the Division has stated that proposals relating to senior executive compensation issues are not subject to such exclusion. *See Reebok International Limited* (March 16, 1992) (stating that proposals relating to senior executive compensation can no longer be considered matters of ordinary business). The distinction between senior executive compensation and general compensation issues reflects the Commission's view that only senior executive compensation issues have "significant, policy implications" and, therefore, must be included in a company's proxy materials. *See Release No.* 34-12999 (Nov. 22, 1976).

In instances where a proposal relating to employee compensation is not specifically limited to the compensation of senior executives, the Division has found that the proposal involves a company's ordinary business operations and may be properly excluded from proxy materials. *See Battle Mountain Gold Company* (Feb. 13, 1992) (permitting exclusion of proposal relating to "top management's" compensation unless revised to refer only to executive compensation); *FPL Group, Inc.* (Feb. 3, 1997) (permitting exclusion of a proposal relating to restrictions on compensation paid to middle and executive management because proposal found to be directed at matters relating to conduct of the company's ordinary business operations); *Minnesota Mining and Mfg. Co.* (Mar. 4, 1999) (permitting exclusion of proposal to limit the yearly percentage increase of the compensation of the "top 40 executives"); *Lucent Technologies* (Nov. 6, 2001) (permitting exclusion of proposal to decrease the salaries, remuneration and expenses of "ALL directors and officers"); *Phillips Petroleum Co.* (Mar. 13, 2002) (permitting exclusion of proposal that referenced the compensation of the "Chairman and other officers" unless revised to refer only to executive compensation).

The Proposal targets broader compensation policies and practices than those directed specifically to senior executive compensation. The Proposal does not limit its potential application to members of Hudson senior management. While the proposal is vague and unclear, as set forth above, by its own terms the Proposal includes "all contracts and severance/termination agreements" some of which are applicable to a broader group than senior management and some of which may not relate to compensation at all. All employees of Hudson could potentially be within the purview of the Proposal, although all employees are not considered senior executives. The Proposal seems generated to affect all contractual relations of Hudson rather than being limited merely to contracts that affect the compensation of senior executive officers of Hudson. To implement the Proposal, Hudson would be required to terminate contracts with many entities and numerous employees who are not senior executives.

The determination of what contracts are entered into (or rescinded) and the terms and conditions of such contracts should made by Hudson's directors or management, as applicable, when such contracts potentially implicate relations with third parties and also both senior executives and other employees. Therefore, the operation of the contractual relations of Hudson are an ordinary business operation that should be left to Hudson's directors and management in accordance with New Jersey law.

III. Conclusion

For the foregoing reasons, Hudson believes the Proposal is excludable under Rule 14a-8 and the Proponent should not be given the opportunity to revise the Proposal. If the Division does not concur with Hudson's position we would appreciate an opportunity to confer with the Division concerning these matters prior to the issuance of its Rule 14a-8 response.

Please call the undersigned at (973) 966-8200 or David Geary at (973) 966 8224 if you have any questions or need additional information.

Very truly yours,



JOSEPH LUNIN

Enclosure
cc: Gaspar Morin
Lynn D. van Borkulo-Nuzzo, Esq.

EXHIBIT A

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New jersey 07024

November 15, 2004

Ms. D. Lynn Van Borkulo-Nuzzo
Corporate Secretary
Hudson United Bancorp
1000 Macarthur Blvd.
Mahwah, New Jersey 07430

Dear Ms. D. Lynn Van Borkulo-Nuzzo,

As a shareholder of record for a long period of time, in both company record and street name, I wish to submit a proposal for shareholder vote (attached). Based on your latest Proxy Statement, the deadline for submitting a proposal for the next annual meeting is November 19, 2004. Accordingly, I am sending my proposal to you via certified mail to guarantee you will receive it a couple of days prior to the deadline.

The record holder of my securities is Charles Schwab and their letter (attached) verifies that as of today I have continuously held HU securities with at least $2,000 in market value for at least one year, as is required for shareholder proposal eligibility.

I will continue to hold all my HU securities through the date of the meeting of shareholders at which I will appear in person.

Yours truly,



cc: Kenneth T. Neilson - CEO
James W. Nall - CFO
David A. Rosow - Chairperson Audit Committee
John H. Tatigian, Jr., - Chairperson Compensation Committee

WHEREAS: Hudson's SEC Filings reveal excessive cash and retirement awards far exceeding Executive performance.

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation.

Statement in Support of Proposal

Executive contracts and severance agreements should be rescinded because they are excessive and shareholder value has diluted significantly due to Executive negligence.

As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes: Camden County, Hudson County, Hudson's SVP Neives conviction, and Broad Street. In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation. Because of Hudson's failure to comply with the Bank Secrecy Act and U.S. Patriot Act, the FDIC issued a Cease-and-Desist Order.

After shareholder requests, Hudson Executives failed to properly investigate potential insider trading violations. Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of over 30 acquisitions Hudson made in a decade.

In latest 10-Q Hudson said *"as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management"* and announced a $7,900,000 allocation for termination of agreements with executives. To date Hudson reached a termination agreement only with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. Additionally the Board approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

Under New Jersey law bank executives with contracts and severance agreements are At-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability. Hudson's Directorate will be negligent in their fiduciary duty to shareholders if they permit parachute and severance payments when New Jersey Law gives them leeway to rescind the contracts and dishonest if they camouflage these payments with immediate cash or other compensation.

charles SCHWAB

Bergen County Investment Center
61 S Paramus Rd 3rd Fl Paramus NJ 07652
tel (201) 909 2540 fax (201) 909 2550

November 15, 2004

Ms. D. Lynn Van Borkulo-Nuzzo
Corporate Secretary
Hudson United Bancorp
1000 MacArthur Blvd.
Mahwah, NJ 07460

Re: Account holder: Gasper M. Morin

Dear Ms. Van Borkuli-Nuzzo,

Mr. Gaper M. Morin has owned 100 shares of Hudson United Bancorp continuously in his account for the past twelve months as of today.

Sincerely,



K. Bok Lee
Investment Consultant

G. M. Morin
1050 Cumbermeade Road
Fort Lee, New Jersey 07024

December 26, 2004

VIA Certified Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hudson United Bancorp Shareholder Proposal by Gasper Morin

This rebuttal is in response to Hudson United Bancorp's opposition to my Shareholder Proposal. I have enclosed six copies of this letter along with exhibits to refute the bank's arguments and support my request that the Staff of the Office of the Chief Counsel in the Division of Corporation Finance (the "Division") recommend enforcement action if Hudson omits my Proposal from its 2003 proxy material. A copy of this letter is also being sent to Hudson United Bancorp.

Hudson's opposition (Hudson's Argument) is replete with egregious falsehoods in an attempt to deceive the SEC and ultimately its shareholders. The lies in Hudson's Argument are similar to the fabrications they submitted to the SEC in January of 2003 and which I subsequently proved were false in my rebuttal. Rather then over burden you with voluminous material to refute lies meant to distract and confuse, I will concentrate on the facts of the proposal and invite you to read Hudson's Arguments of January 2003 and my subsequent rebuttal if you require an understanding of the length Hudson will go to deceive a government agency. In their attempt to profit at the expense of shareholder value Hudson executives believe any challenge is tantamount to war and as in war truth is the first casualty.

Hudson's Argument is filled with distortions; it dwells on half-truths and complete fabrications while disregarding the merits of the proposal. Hudson's nine-page Argument never provides evidence to dispute facts in the proposal.

- FACT: In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation.
- FACT: The FDIC issued a Cease-and-Desist Order because Hudson failed to comply with the Bank Secrecy Act and U.S. Patriot Act.
- FACT: As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes.
- FACT: Hudson Executives failed to properly investigate insider-trading violations

in the 1999 acquisition of Jeffbanks. Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC (Exhibit A) states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75 (Exhibit B). Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating buyers in the initial three-day window knew the offer price. This is one of over 30 banks acquired by Hudson in the past 14 years.

- FACT: In their latest 10-Q Hudson said *"as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management"* and announced a $7,900,000 allocation for termination of agreements with executives (Exhibit C). This is contrary to page 8 of Hudson's Argument *"The Proposal targets broader compensation policies and practices than those directed specifically to senior executive compensation. The Proposal does not limit its potential application to members of Hudson senior management"*.

- FACT: Hudson reached a termination agreement with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. All of this without a takeover, and based on their latest SEC filings they intend on replacing golden parachute of 13 other executives with immediate cash.

- FACT: Hudson approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

- FACT: Though Hudson's Argument tries to make you believe otherwise, under New Jersey law bank executives with contracts and severance agreements are at-will employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability, see N.J.S.A. 17:9A-112.

The performance of Hudson's senior management does not warrant excessive compensation particularly replacing golden parachutes with immediate cash without a takeover. Hudson's equity ratio is already low due to negligence and overpayment of acquisitions due to acquisition bid increases resulting from the misappropriation of confidential information for securities trading purposes in violation of their fiduciary duty to shareholders. If these payments are allowed their equity ratio will become dangerously close to a level requiring FDIC action and serious devaluation of shareholder wealth.

For these reasons shareholders should be allowed to vote on replacing golden parachutes with immediate cash. If the SEC feels I should revise the Proposal, I would welcome the opportunity to do so.

Yours truly,



Background of and Reasons for the Merger

Exhibit A

Background

On March 10, 1999, Ken Neilson, Chairman and CEO of Hudson United, and Robert B. Goldstein, President and Chief Operating Officer of JeffBanks, met at a banking conference where Mr. Neilson indicated his interest in speaking with officials of JeffBanks about banking issues in the Philadelphia and South Jersey market. Mr. Goldstein suggested that he contact his office to set up such a meeting.

On March 31, 1999, Mr. Neilson met with Mr. Goldstein and Betsy Z. Cohen, Chairman and Chief Executive Officer of JeffBanks, at Mrs. Cohen's office to discuss the possible combination of the two banks and to hear Mr. Neilson's investor presentation. After that meeting, Mrs. Cohen and Mr. Goldstein had conversations with Donald Delson of Keefe, Bruyette & Woods, Inc., regarding the economic advantages of a merger with Hudson United compared to other potential merger partners.

On April 23, 1999, Mr. Neilson, Mrs. Cohen and Mr. Goldstein met in Mr. Neilson's office where they continued discussions about the possible combination. Mr. Neilson, Mrs. Cohen and Mr. Goldstein all met again with Mr. Delson in Princeton, New Jersey on May 18, 1999 to discuss specific issues relating to structure and exchange ratios. After that meeting, Mrs. Cohen requested Mr. Delson to prepare materials for presentation to JeffBanks' board of directors.

Hudson United's board of directors met on May 18, 1999. The directors discussed the possible merger with JeffBanks at length, then unanimously approved moving forward with the merger.

JeffBanks' board of directors met on May 21, 1999, where Mr. Delson made a presentation on the possible combination with Hudson United. The board of directors determined to have Mr. Delson continue discussions with Hudson United regarding the exchange ratio. The board of directors met again on June 22, 1999, where Mr. Delson presented information on the value of a combination with Hudson United versus a combination with certain other possible merger partners. JeffBanks' board of directors determined to continue to pursue the Hudson United combination.

On June 26, 1999, JeffBanks' board of directors convened by telephone meeting where they discussed the results of JeffBanks' due diligence on Hudson United and issues to be further discussed with Mr. Neilson regarding lending activity of a separate Jefferson Bank Division. The Board gave unanimous consent to continue the negotiations. Later that day, a telephone conference call meeting was held with Mr. Neilson, John McIlwain and Chris Witkowski from Hudson United and Mrs. Cohen, Mr. Goldstein and Mr. Edward Cohen (Chairman of the Executive Committee and Board member) from JeffBanks and Mr. Delson and two of his associates. Specific issues regarding due diligence and timing were discussed in preparation for the subsequent Board meetings to discuss approval of the Merger.

Early on the morning of June 28, 1999, JeffBanks' board of directors met by telephone and heard presentations by Mrs. Cohen and Mr. Delson at which Mr. Delson rendered an oral opinion that the exchange ratio was fair to JeffBanks and its shareholders. After discussion, JeffBanks' board of directors voted to proceed with the merger and recommended that the JeffBanks shareholders vote to approve and adopt the merger agreement. Hudson United and JeffBanks entered into the merger agreement on June 28, 1999.



Exhibit B

Historical Quote

Change Symbol:



Enter Date:
may 21, 1999

JeffBanks Inc (NASDAQ NM)

Chart Financial Analyst Insider Msg News Option SEC

JEFF	30.13	+0.81	+2.77%	Vol: 39,600	12:00am 11/30/99

Historical Quote For: JEFF

Friday, May 21, 1999

Closing Price:	**27**
Open:	**26**
High:	**28.75**
Low:	**25.75**
Volume:	**125,700**



JEFF Daily
6/18/99
32
30
28
26
24
22
20
May
Jun
© BigCharts.com

Exhibit C

NONINTEREST EXPENSE

Noninterest expense was $75.9 million for the third quarter of 2004 and $63.0 million for the third quarter of 2003. The increase in noninterest expense when comparing the third quarter of 2004 to the corresponding 2003 period included increases in salaries and benefits, primarily related to a $7.9 million charge related to severance, retirement and early vesting of certain existing benefits, the Company's payment during the third quarter for modification of its data processing and item processing contracts.

Noninterest expense was $212.2 million for the first nine months of 2004 and $176.7 million for the first nine months of 2003. The increase in noninterest expense when comparing the 2004 period to the corresponding 2003 period was due to salaries and benefits, primarily related to severance, retirement and early vesting of certain benefits together with, outside services – data processing, primarily related to the Company's third quarter modification of its data processing and item processing contracts, expense from landfill investments, due to the full nine month effect of its acquisition and increases in marketing and other expenses.

As part of the Company's ongoing review of its compensation strategies, effective September 27, 2004, the Company accelerated the vesting of restricted stock awards made to its executive officers. The Company expects to eliminate change-in-control agreements and employment agreements, including those that effect executive officers. In connection with the termination of these agreements, the Company expects to amend its company-wide severance policy and no longer enter into separately negotiated agreements. As consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management. The Company also expects to complete the sale of certain assets during the fourth quarter.

WHEREAS: Hudson's SEC Filings reveal excessive cash and retirement awards far exceeding Executive performance.

RESOLVED: Shareholders of Hudson United Bancorp request the Board of Directors rescind all contracts and severance/termination agreements without compensation.

Statement in Support of Proposal

Executive contracts and severance agreements should be rescinded because they are excessive and shareholder value has diluted significantly due to Executive negligence.

As required by Sarbanes-Oxley, in 2003 Hudson Executives certified effectiveness of controls when submitting SEC Filings irrespective of four different money-laundering schemes: Camden County, Hudson County, Hudson's SVP Neives conviction, and Broad Street. In December 2003 Hudson terminated the Broad Street business costing $3,000,000 and subsequently paid New York District Attorney's Office $5,000,000 to settle a criminal investigation. Because of Hudson's failure to comply with the Bank Secrecy Act and U.S. Patriot Act, the FDIC issued a Cease-and-Desist Order.

After shareholder requests, Hudson Executives failed to properly investigate potential insider trading violations. Stock transactions of Hudson and stocks of banks acquired by Hudson indicate numerous possible violations of insider trading rules. Example: 1999 acquisition of Jeffbanks, Page 31 of Form Type 424B3 filed on August 17, 1999 with the SEC states *"Hudson United Board of Directors met on May 18, 1999"* and *"unanimously approved moving forward with the merger"*. Within three days Jeffbanks' stock volume increased tenfold and the market price increased by 35% from $21.00 to $28.75. Hudson and Jeffbanks entered into merger agreement on June 28, 1999 and made the agreement available for public dissemination on June 29, 1999. Merger was consummated on November 30, 1999 and on that day Jeffbanks closed at $30.13, just $1.38 over the May 21st $28.75 high, indicating the buyers in the initial three day window knew the offer price. Jeffbanks is one of over 30 acquisitions Hudson made in a decade.

In latest 10-Q Hudson said "*as consideration for the termination of existing change-in-control and employment agreements, the Company expects to make payments to 14 members of senior management*" and announced a $7,900,000 allocation for termination of agreements with executives. To date Hudson reached a termination agreement only with the Corporate Secretary paying $1,000,000 in cash plus approximately $500,000 in other benefits, ostensibly replacing her golden parachute with immediate cash. Additionally the Board approved giving the CEO 10 extra years of service to meet eligibility requirements for RULE OF 85 retirement in order to qualify for a pension paying him approximately $900,000 a year for life.

Under New Jersey law bank executives with contracts and severance agreements are At-will-employees and as such have one-sided contracts that the Bank does not have to honor because there is no contractual liability. Hudson's Directorate will be negligent in their fiduciary duty to shareholders if they permit parachute and severance payments when New Jersey Law gives them leeway to rescind the contracts and dishonest if they camouflage these payments with immediate cash or other compensation.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 26, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hudson United Bancorp
Incoming letter dated December 15, 2004

The proposal requests that the board rescind all contracts and severance/termination agreements without compensation.

We are unable to conclude that Hudson has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Hudson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Hudson may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Hudson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Hudson may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Hudson may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

You have expressed your view that Hudson may exclude the proposal under rule 14a-8(i)(7) because it relates to Hudson's ordinary business operations. In our view, it is not clear whether the proposal is directed at compensation of executive officers only, or instead, relates to general compensation policy. It appears, however, that the proposal could be limited to executive compensation. Accordingly, unless the proponent provides Hudson with a revised proposal making such limitation clear within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Hudson omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Daniel Greenspan
Attorney-Advisor